RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-68747

P R O S P E C T U S

                            Merrill Lynch & Co., Inc.
      Technology Market Index Target-Term Securities(R) due August 15, 2001
                              "MITTS(R) Securities"
                              $10 principal amount

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.


The MITTS Securities:
o    100% principal protection at maturity.
o    No payments before the maturity date.
o    Senior unsecured debt securities of Merrill Lynch & Co., Inc.
o Linked to the value of the Chicago Board of Options Exchange Technology Index, as further described in this prospectus.
o The MITTS Securities are listed on the Chicago Board of Options Exchange and the New York Stock Exchange under the symbol "TKM".

Payment at Maturity:
o On the maturity date, for each unit of the MITTS Securities you own, we will pay you an amount equal to the sum of the principal amount of each unit and an additional amount based on the percentage increase, if any, in the value of the index, adjusted as described in this prospectus.
o At maturity you will receive no less than the principal amount of your MITTS Securities and no more than $20.


                Investing in the MITTS Securities involves risks.
                     See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                                ----------------

                               Merrill Lynch & Co.

                                ----------------

                  The date of this prospectus is June 24, 1999.

"MITTS" and "Market Index Target-Term Securities" are service marks of Merrill Lynch & Co., Inc.

* The use and reference of the term "CBOE Technology Index" in this prospectus has been consented to by the CBOE.
         The "CBOE Technology Index" is a service mark of the CBOE.



                                Table of Contents

                                                                 Page
                                                                 ----

RISK FACTORS........................................................3

MERRILL LYNCH & CO., INC............................................6

RATIO OF EARNINGS TO FIXED CHARGES..................................7

DESCRIPTION OF SECURITIES...........................................8

THE INDEX..........................................................14

OTHER TERMS........................................................17

INCORPORATION OF INFORMATION WE FILE WITH THE SEC..................21

PLAN OF DISTRIBUTION...............................................22

EXPERTS............................................................22


                                  RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

You may not earn a return on your investment

         You should be aware that at maturity we will pay you no more than $10 for each unit of the MITTS Securities you own if the average value of the index over five trading days shortly before the maturity date is less than 189.48.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Merrill Lynch & Co., Inc. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Yield on the MITTS Securities is subject to a maximum amount

         Because the amount, in addition to the principal amount of the MITTS Securities, if any, we will pay you at maturity, will not exceed $10 per unit of MITTS Securities, you will not benefit from index increases in excess of approximately 125% of the closing index value on the date the MITTS Securities were priced for initial sale to the public.

Your return will not reflect the return of owning the stocks included in the index

         The index does not reflect the payment of dividends on the stocks underlying it and therefore the yield based on the index to the maturity of the MITTS Securities will not produce the same yield as if you purchased the underlying stocks and held them for a similar period.

There may be an uncertain trading market for the MITTS Securities

         ML&Co. has listed the MITTS Securities on the Chicago Board of Options Exchange and the NYSE under the trading symbol "TKM". You cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, there can be no assurance that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the index.

         If a limited trading market for the MITTS Securities exists, and you do not wish to hold your investment until maturity, fewer buyers may want to purchase your MITTS Securities. This may affect the price you receive if you sell before maturity.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the MITTS Securities is expected to depend substantially on the extent of the appreciation, if any, of the index over
189.48. If, however, you sell your MITTS Securities prior to the maturity date at a time when the index exceeds 189.48, the price you receive may be at a substantial discount from the amount expected to be payable if the excess of the index over 189.48 were to prevail until maturity of the MITTS Securities because of the possible fluctuation of the index between the time of the sale and the time that the MITTS Securities mature. Furthermore, the price at which you will be able to sell the MITTS Securities prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at that time, the index is below, equal to, or not sufficiently above 189.48. The $20 limitation on payment at maturity of the MITTS Securities may adversely affect the secondary market value of the MITTS Securities. A discount could also result from rising interest rates.

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the index. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         Changes in the levels of U.S. interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect the trading value of the MITTS Securities will likely be affected by changes in interest rates. In general, we anticipate that if U.S. interest rates increase, the trading value of the MITTS Securities is expected to decrease. Conversely, if U.S. interest rates decrease, the trading value of the MITTS Securities is expected to increase. Interest rates may also affect the U.S. economy, and, in turn, the value of the Index. Rising interest rates may lower the value of the index and, thus, may decrease the trading value of the MITTS Securities. Falling interest rates may increase the value of the index and, thus, may increase the trading value of the MITTS Securities.

         Changes in the volatility of the index are expected to affect the trading value of the MITTS Securities. If the volatility of the index increases, we expect that the trading value of the MITTS Securities will increase. If the volatility of the index decreases, we expect that the trading value of the MITTS Securities will decrease.

         As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We believe that before maturity the MITTS Securities may trade at a value above that which you may expect from the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the index during the period prior to maturity of the MITTS Securities. As the time remaining to maturity of the MITTS Securities decreases, however, we expect this time premium to decrease, thus decreasing the trading value of the MITTS Securities. In addition, the price at which you may be able to sell your MITTS Securities prior to maturity may be at a discount, which may be substantial, from the principal amount of the MITTS Securities if the value of the index is below, equal to, or not sufficiently above 189.48.

         Changes in dividend yields of the stocks included in the portfolio are expected to affect the trading value of the MITTS Securities. If dividend rates on the stocks included in the index increase, we expect the trading value of the MITTS Securities to decrease. Conversely, if dividend rates on the stocks included in the index decrease, we expect the value of the MITTS Securities to increase. However, in general, rising U.S. corporate dividend rates may increase the value of the index and, in turn, increase the trading value of the MITTS Securities. Conversely, falling U.S. corporate dividend rates may decrease the value of the index and, in turn, decrease the trading value of the MITTS Securities.

         The impact of the factors specified above, excluding the value of the index, may offset, partially or in whole, any increase in the trading value of the MITTS Securities that is attributable to an increase in the value of the index. For example, an increase in U.S. interest rates may cause the MITTS Securities to trade at a discount from their initial offering price, even if the index has appreciated significantly. In addition, the impact of a given factor may change depending on the prevailing value of the index relative to 189.48 and on the time remaining to maturity. In general, assuming all relevant factors are held constant, the effect on the trading value of the MITTS Securities of a given change in interest rates, index volatility and/or dividend rates of stocks comprising the index is expected to be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS
Securities. We expect that the effect on the trading value of the MITTS Securities of a given appreciation of the index in excess of value of the MITTS Securities to be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities, assuming all other relevant factors are held constant.

Many factors affect the value of the index

         Political, economic and other developments that affect the stocks included in the index may adversely affect the value of the index and the value of the MITTS Securities. Since the stocks included in the index are of companies involved in various aspects of the high technology industry segment, factors affecting this industry segment may affect the value of the index and therefore the trading value of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

         New York State laws govern the indenture under which the MITTS Securities are issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest chargeable to and payable by a borrower. We will promise, for the benefit of the MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential Conflicts

         Our wholly-owned subsidiary, Merrill Lynch, Pierce, Fenner and Smith, or MLPF&S, or its affiliates may from time to time engage in transactions involving the stocks underlying the index for their proprietary accounts and for other accounts under their management, which may influence the value of the stocks and therefore the value of the MITTS Securities. MLPF&S and its affiliates will also be the counterparties to the hedge of ML&Co.'s obligations under the MITTS Securities. Accordingly, in some circumstances, conflicts of interest may arise between MLPF&S's responsibilities as calculation agent with respect to the MITTS Securities and its obligations under its hedge and its status as a subsidiary of ML&Co. In some circumstances, the duties of MLPF&S as calculation agent could conflict with the interests of MLPF&S as an affiliate of the issuer of the MITTS Securities, Merrill Lynch & Co., Inc., and with the interests of the holders of the MITTS Securities.


                            MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

o        securities brokerage, trading and underwriting;

o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

o asset management and other investment advisory and recordkeeping services;

o trading and brokerage of swaps, options, forwards, futures and other derivatives;

o        securities clearance services;

o        equity, debt and economic research;

o banking, trust and lending services, including mortgage lending and related services; and

o        insurance sales and underwriting services.

         We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is
(212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.



                       RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:


                                                                                                  For the Three
                                                    Year Ended Last Friday in December             Months Ended
                                                 1994     1995     1996     1997     1998         March 26, 1999
                                                 ----     ----     ----     ----     ----         --------------
Ratio of earnings to fixed charges(a).........    1.2      1.2      1.2      1.2      1.1              1.3


----------
(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.


                            DESCRIPTION OF SECURITIES

         On August 12, 1996, ML&Co. issued $25,000,000 aggregate principal amount of Technology MITTS Securities due August 15, 2001. The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

         The MITTS Securities will mature on August 15, 2001.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of that MITTS Security plus the Supplemental Redemption Amount described below, if any, there will be no other payment of interest, periodic or otherwise. See "- Payment at Maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "- Events of Default and Acceleration" and "Other Terms - Events of Default" in this prospectus.

         The MITTS Securities were issued in denominations of whole units.

Payment at Maturity

         At the maturity date, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of each unit plus the Supplemental Redemption Amount, if any, all as provided below. If the Ending Index Value does not exceed the Benchmark Index Value, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities.

         The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:


         Principal Amount  X      Ending Index Value--Benchmark Index Value
                                  -----------------------------------------
                                            Benchmark Index Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero or more than $10 per $10 principal amount of MITTS Securities.

         The "Benchmark Index Value" equals 189.48. The Benchmark Index Value was determined on the date the MITTS Securities were priced for initial sale to the public (the "Pricing Date") by multiplying the closing value of the CBOE Technology Index (the "Index") on the Pricing Date by a factor equal to 112.5%.

         The "Ending Index Value" will be determined by calculation agent and will equal the average or arithmetic mean of the closing values of the Index determined on each of the first five Calculation Days during the Calculation
Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average or arithmetic mean of the closing values of the Index on those Calculation Days. If there is only one Calculation Day, then the Ending Index Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period because of Market Disruption Events, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

         The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

         "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         For purposes of determining the Ending Index Value, an "Index Business Day" is a day on which the NYSE is open for trading and trading generally occurs in the over-the-counter market for equity securities and the Index or any Successor Index, as defined on page 10 below, is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.

Hypothetical Returns

         The following table illustrates, for a range of hypothetical Ending Index Values,

o the total amount payable at maturity for each $10 principal amount of MITTS Securities,

o the pretax annualized rate of return to beneficial owners of MITTS Securities, and

o the pretax annualized rate of return of an investment in the stocks underlying the Index, which includes an assumed aggregate dividend yield of 0.20% per annum, as more fully described below.

                                                        Total                 Pretax           Pretax Annualized
                           Percentage Change           Amount           Annualized Rate of     Rate of Return of
  Hypothetical Ending      Over the Starting         Payable at           Return on the        Stocks Underlying
      Index Value             Index Value             Maturity         MITTS Securities(1)      the Index(1)(2)

         84.22                    -50%                 $ 10.00                0.00%                 -13.20%
        101.06                    -40%                 $ 10.00                0.00%                  -9.77%
        117.90                    -30%                 $ 10.00                0.00%                  -6.81%
        134.74                    -20%                 $ 10.00                0.00%                  -4.22%
        151.59                    -10%                 $ 10.00                0.00%                  -1.90%
       168.43 (3)                  0%                  $ 10.00                0.00%                  0.20%
        185.27                    10%                  $ 10.00                0.00%                  2.12%
        202.12                    20%                  $ 10.67                1.30%                  3.88%
        218.96                    30%                  $ 11.56                2.92%                  5.52%
        235.80                    40%                  $ 12.44                4.41%                  7.05%
        252.65                    50%                  $ 13.33                5.82%                  8.49%
        269.49                    60%                  $ 14.22                7.15%                  9.84%
        286.33                    70%                  $ 15.11                8.41%                  11.12%
        303.17                    80%                  $ 16.00                9.61%                  12.33%
        320.02                    90%                  $ 16.89                10.74%                 13.48%
        336.86                    100%                 $ 17.78                11.83%                 14.58%
        353.70                    110%                 $ 18.67                12.86%                 15.63%
        370.55                    120%                 $ 19.56                13.85%                 16.64%
        387.39                    130%                 $ 20.00                14.33%                 17.60%
        404.23                    140%                 $ 20.00                14.33%                 18.53%
        421.08                    150%                 $ 20.00                14.33%                 19.43%

(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.

(2)  This rate of return assumes

(a) an investment of a fixed amount in the stocks underlying the Index with the allocation of that amount reflecting the relative weights of the stocks in the Index;
(b) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the closing value of the Index on the Pricing Date to the relevant hypothetical Ending Index Value;
(c) a constant dividend yield of 0.20% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the Index at the end of each quarter assuming the value increases or decreases linearly from the closing value of the Index on the Pricing Date to the applicable hypothetical Ending Index Value;
(d)  no transaction fees or expenses;
(e)  an investment term equal to the term of the MITTS Securities; and
(f) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks underlying the Index as of August 7, 1996 was approximately 0.20%.

(3)  The closing value of the Index on the Pricing Date.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting pretax annualized rate of return will depend entirely on the actual Ending Index Value determined by the calculation agent as provided in this prospectus.

Adjustments to the Index; Market Disruption Events

         If at any time the method of calculating its Index, or its value, is changed in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had the changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if the changes or modifications had not been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified for example, due to a split in the Index, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified for example, as if the split had not occurred.

         "Market Disruption Event" means either of the following events, as determined by the calculation agent:

         (a) the suspension or material limitation on trading for more than two hours of trading in 5 or more of the securities included in the Index, or

         (b) the suspension or material limitation, in each case, for more than two hours of trading, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts on the Index which are traded on the Chicago Board Options Exchange, Inc.

         For the purposes of clause (a) above, any limitations on trading during significant market fluctuations under New York Stock Exchange Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

         For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

Discontinuance of the Index

         If the CBOE discontinues publication of the Index and the CBOE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "Successor Index"), then, upon the calculation agent's notification of the determination to the trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by the CBOE or any other entity for the Index and calculate the Ending Index Value as described above under "Payment at Maturity". Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         If the CBOE discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index before any discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the CBOE discontinues publication of the Index before the period during which the calculation agent is to calculate the Supplemental Redemption Amount and the calculation agent determines that no Successor Index is available at that time, then on each Business Day until the earlier to occur of the determination of the Ending Index Value and a determination by the calculation agent that a Successor Index is available, the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone. Despite these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

         In case an Event of Default with respect to any MITTS Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount thereof, will be equal to the principal amount plus an additional amount of contingent interest calculated as though the date of early repayment were the maturity date of the MITTS Securities. See "Description of Securities--Payment at Maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment at the maturity date of the MITTS Securities, whether at their stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 7.76%, per annum to the extent that payment of any interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Global Securities

         Description of the Global Securities

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC (DTC, together with any successor, a "depositary"), as depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or Holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which that person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of Holders or that an owner of a beneficial interest in a global security desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         DTC Procedures

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         Exchange for Certificated Securities

         If:

   o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

   o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

   o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

         ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                                    THE INDEX

         Unless otherwise stated, all information in this prospectus on the Index is derived from the CBOE or other publicly available sources. This information reflects the policies of the CBOE as stated in those sources and the policies are subject to change by the CBOE.

         The Index is a price-weighted stock index designed, developed, maintained and operated by, and is a service mark of, the CBOE. The Index is designed to provide an indication of the composite price performance of the common stocks of companies involved in the U.S. high technology industry segment for example, companies involved in the design and manufacture of high technology components and systems.

         The value of the Index is reported on the AMEX and Bloomberg under the symbol "TXX" and on Reuters under the symbol ".TXX".

         The Index consists of the stocks of 30 issuers involved in various aspects of the high technology industry segment, including:

   o     computer services,

   o     telecommunications equipment,

   o     server software and hardware,

   o     design software,

   o     PC software and hardware,

   o     networking, peripherals, and

   o     semiconductors.

         See the table below for a list of the stocks underlying the Index as of August 5, 1996. The CBOE selects companies for inclusion in the Index with the aim of representing the spectrum of companies that develop components and systems that define high technology. Relevant criteria employed by the CBOE include

   o     the viability of the particular company,

   o     the extent to which that company represents the high technology sector,

   o the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the technology sector, and

   o the market value and trading activity of the common stock of that company.

Computation of the Index

         The Index is a price-weighted index for example, the weight in the Index of a stock underlying the Index (an "Underlying Stock") is based on its price per share rather than the total market capitalization of the issuer of that stock, and reflects changes in the prices of the Underlying Stocks relative to the index base date, January 3, 1995, when the Index equaled 100.00. Specifically, the Index value is calculated by

    o totaling the prices of a single share of each of the Underlying Stocks (the "Market Price Aggregate"), and

    o   dividing the Market Price Aggregate by the Index Divisor.

The Index Divisor was originally chosen to result in an Index value of 100 on January 3, 1995, and is subject to periodic adjustments as set forth below. The stock prices used to calculate the Index are those reported by a primary market for the Underlying Stocks.

         The CBOE adjusts the foregoing Index Divisor to negate the effects of changes in the price of an Underlying Stock that are determined by the CBOE to be arbitrary and not due to market fluctuations. These adjustments may result from stock splits, consolidations and acquisitions, the grant to shareholders of the right to purchase other securities of the issuer for example, spinoffs and rights issuances. The CBOE may also adjust the Index Divisor because of the substitution of an Underlying Security. The CBOE first recalculates the Market Price Aggregate and then determines a new Index Divisor based on the following formula:

        Old Divisor  X  New Market Price Aggregate     =  New Divisor
                        --------------------------
                        Old Market Price Aggregate

         The Index will be maintained by the CBOE. The Index is reviewed on approximately a monthly basis by the CBOE staff. The CBOE may change the composition of the Index at any time to reflect changes affecting the components of the Index or the technology industry generally. If it becomes necessary to remove a stock from the Index for example, because of a takeover or merger, the CBOE will only add a stock having characteristics that will permit the Index to remain within the maintenance criteria specified in CBOE Rules and within the applicable rules of the Commission. These maintenance criteria currently provide, among other things, that each component security must have

     o a market capitalization of at least $75 million, except that securities accounting for the bottom 10% of the weight of the Index may have market capitalizations of at least $50 million, and

     o trading volume of at least 500,000 shares in each of the last six months, except that securities accounting for the bottom 10% of the weight of the Index may have trading volumes of at least 400,000 shares in each of the last six months.

         Additionally, as of the first trading day of each January and July, no single security may account for over 25% of the weight of the Index and no five securities may account for over 50% of the weight of the Index. Furthermore, each component security must be a reported security as defined in Rule 11Aa3-1 of the Exchange Act. Finally, at least 90% of the weight of the Index and 80% of the number of components in the Index must be eligible for standardized options trading pursuant to CBOE Rules or, if currently listed for options trading, must meet the applicable maintenance standards specified in CBOE Rules. The CBOE will also take into account the capitalizations, liquidity, volatility, and name recognition of any proposed replacement stock.

         Absent prior approval of the SEC, the CBOE will not increase to more than 40, or decrease to fewer than 20, the number of stocks in the Index. Additionally, the CBOE will not make any change in the composition of the Index that would cause fewer than 90% of the stocks by weight, or fewer than 80% of the total number of stocks in the index, to qualify as stocks eligible for equity options trading under CBOE rules.

         The CBOE is under no obligation to continue the calculation and dissemination of the Index and the method by which the Index is calculated and the name "CBOE Technology Index" may be changed at the discretion of the CBOE. The MITTS Securities are not sponsored, endorsed, sold or promoted by the CBOE. No inference should be drawn from the information contained in this prospectus that the CBOE makes any representation or warranty, implied or express, to ML&Co., the beneficial owners of MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the Index to track general stock market performance. The CBOE has no obligation to take the needs of ML&Co. or the beneficial owners of MITTS Securities into consideration in determining, composing or calculating the Index. The CBOE is not responsible for, and has not participated in the determination of the timing of prices for or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the Supplemental Redemption Amount is determined. The CBOE has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

         The use of and reference to the Index in connection with the MITTS Securities have been consented to by the CBOE.

         Except in the limited circumstance described in this prospectus, none of ML&Co., the trustee, the calculation agent or the underwriter has undertaken independent diligence of the calculation, maintenance or publication of the Index or any Successor Index. The CBOE disclaims all responsibility for any inaccuracies in the data on which the Index is based and any mistakes or errors or omissions in the calculation or dissemination of the Index and for the manner in which the Index is used in determining the Supplemental Redemption Amount, if any.

         A potential investor should review the historical performance of the Index. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the Index will increase sufficiently to cause the beneficial owners of the MITTS Securities to receive an amount in excess of the principal amount at the maturity of the MITTS Securities.

                                   OTHER TERMS

         ML&Co. issued the MITTS Securities as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         ML&Co. may issue series of senior debt securities from time to time under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

Limitations Upon Liens

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

Limitation on Disposition of Voting Stock of, and Merger and Sale of Assets by, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, LPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

   o merge or consolidate, unless the surviving company is a Controlled subsidiary, or

   o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

Merger and Consolidation

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

   o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

   o pay any amounts due and payable or deliverable with respect to all the senior debt securities; and

   o     perform and observe all of ML&Co.'s obligations under the 1983
         Indenture, and

   o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

Modification and Waiver

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of senior debt securities affected. However, without the consent of each holder of any outstanding senior debt security affected, no amendment or modification to the 1983 Indenture may:

    o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

    o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

    o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

    o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

    o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

    o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the 1983 Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

Events of Default

         Each of the following will be Events of Default with respect to senior debt securities of any series:

   o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

   o     default in the payment of any principal or premium when due;

   o     default in the deposit of any sinking fund payment, when due;

   o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

   o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

   o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

         If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding senior debt securities of that series may waive any Event of Default with respect to that series, except a default:

   o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

   o in respect of an obligation or provision of the 1983 Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each outstanding security of each series of senior debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

   o    incorporated documents are considered part of the prospectus;

   o we can disclose important information to you by referring you to those documents; and

   o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

   o     annual report on Form 10-K for the year ended December 25, 1998;

   o     quarterly report on Form 10-Q for the period ended March 26, 1999; and

   o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
         February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999,
         May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

   o     reports filed under Sections 13(a) and (c) of the Exchange Act;

   o     definitive proxy or information  statements filed under Section 14
         of  the   Exchange   Act  in   connection   with  any   subsequent
         stockholders' meeting; and

   o     any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.

                              PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S  may  act  as   principal   or  agent  in  these   market-making
transactions.

         The MITTS Securities may be offered on the CBOE or NYSE or off the exchanges in negotiated transactions or otherwise.

         The   distribution  of  the  MITTS   Securities  will  conform  to  the
requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.